Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CANCELLATION OF SHARE OPTIONS AND

GRANT OF RESTRICTED SHARE UNITS

CANCELLATION OF SHARE OPTIONS AND GRANT OF RESTRICTED SHARE UNITS

In order to incentivize certain employees for their retention with the Group and continuous contribution towards the operation and development of the Group in the future, on December 29, 2023 (U.S. Eastern Time), the Board has resolved to:

1.	cancel 669,898 outstanding Options involving an aggregate of 6,698,975 Shares (represented by 1,339,795 ADSs) previously granted to 135 Grantees pursuant to the terms of the then effective Share Incentive Plan(s); and

2.	as a replacement, grant 223,297 RSUs involving an aggregate of 2,232,965 Shares (represented by 446,593 ADSs) to such 135 Grantees, representing approximately 0.70% of the total Shares of the Company in issue as of the Date of Grant. All such 223,297 RSUs were granted to the Grantees in consideration of the cancellation of the Options previously granted to them respectively. Upon the cancellation of 669,898 Options and subject to the acceptance by the Grantees, 223,297 RSUs will be granted.

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules.

CANCELLATION OF SHARE OPTIONS AND GRANT OF RESTRICTED SHARE UNITS

The Board announces that, on December 29, 2023 (U.S. Eastern Time), it has resolved to (i) cancel 669,898 outstanding Options (the “Previously Granted Options”) involving an aggregate of 6,698,975 Shares (represented by 1,339,795 ADSs) previously granted to 135 Grantees pursuant to the terms of the then effective Share Incentive Plan(s), and (ii) in replacement of the Previously Granted Options, grant 223,297 RSUs (the “Replacement RSUs”) involving an aggregate of 2,232,965 Shares (represented by 446,593 ADSs) to such 135 Grantees, representing approximately 0.70% of the total Shares of the Company in issue as of the Date of Grant. All such 223,297 RSUs were granted to the Grantees in consideration of the cancellation of the Options previously granted to them respectively. Upon the cancellation of 669,898 Options and subject to the acceptance by the Grantees, 223,297 RSUs will be granted.

The Board considered that the cancellation of the Previously Granted Options and grant of the Replacement RSUs will incentivize relevant Grantees for their retention with the Group and continuous contribution towards the operation and development of the Group in the future. In addition, as the Shares underlying the Replacement RSUs represent only approximately one-third of the Shares issuable upon exercise of the Previously Granted Options, as of the Date of Grant, the dilution effect to existing Shareholders will be reduced to approximately 0.70% upon vesting of the Replacement RSUs compared to approximately 2.09% upon exercise of the Previously Granted Options.

The details of the Previously Granted Options and the Replacement RSUs to be granted upon the cancellation thereof are set out in the table below. For more details of the Previously Granted Options, please refer to pages 65, 67 and 68 of the 2022 annual report of the Company, pages 25 to 27 of the 2023 interim report of the Company and the announcement of the Company dated September 21, 2023 (Hong Kong time).

	Previously Granted Options	Replacement RSUs
	Previously Granted Options I	Replacement RSUs I

Number of Grantees:	78(1)	78(1)
Number of Options/RSUs:	313,427	104,474
Number of underlying Shares:	3,134,265 (represented by 626,853 ADSs)	1,044,735 (represented by 208,947 ADSs)
Period/Date of Grant:	On or before December 31, 2019 (U.S. Eastern Time)	December 29, 2023 (U.S. Eastern Time)

	Previously Granted Options II	Replacement RSUs II

Number of Grantees:	93(1)	93(1)
Number of Options/RSUs:	306,971	102,324
Number of underlying Shares:	3,069,710 (represented by 613,942 ADSs)	1,023,235 (represented by 204,647 ADSs)
Period/Date of Grant:	From January 1, 2020 to December 31, 2022 (U.S. Eastern Time)	December 29, 2023 (U.S. Eastern Time)

	Previously Granted Options III	Replacement RSUs III

Number of Grantees:	6(1)	6(1)
Number of Options/RSUs:	49,500(2)	16,499
Number of underlying Shares:	495,000 (represented by 99,000 ADSs)(2)	164,995 (represented by 32,999 ADSs)
Period/Date of Grant:	From January 1, 2023 to December 28, 2023 (U.S. Eastern Time)(2)	December 29, 2023 (U.S. Eastern Time)

Note:

(1)	Within the total number of 135 Grantees who were subject to cancellation of the Previously Granted Options and grant of the Replacement RSUs, certain Grantees may be granted with multiple tranches of Replacement RSUs subject to different terms as set out below.

(2)	Including Options to subscribe for 245,000 Shares (represented by 49,000 ADSs) granted by the Company to three employees before January 1, 2023 under the 2017 Share Incentive Plan as sign-on grants to new Employee Participants.

Subject to the written consent of the respective Grantees, the Previously Granted Options will be canceled, and the Replacement RSUs shall be granted to relevant Grantees upon their acceptance. If a Grantee does not give written consent in relation to the cancellation of his/her Previously Granted Options, such Previously Granted Options held by him/her will not be canceled and no Replacement RSUs will be granted to him/her.

Details of the Grant of RSUs

Details of the grant of RSUs are as follows:

Date of Grant:	December 29, 2023 (U.S. Eastern Time)

Number of Grantees:	135

Number of the RSUs granted:	223,297, all being the Replacement RSUs, comprising of:

(i) 104,474 Replacement RSUs I, among which 41,234 Replacement RSUs I were granted to the Directors and 2,550 Replacement RSUs I were granted to the senior management of the Company;

(ii) 102,324 Replacement RSUs II, among which 6,667 Replacement RSUs II were granted to the Directors and 6,167 Replacement RSUs II were granted to the senior management of the Company; and

(iii) 16,499 Replacement RSUs III

Type of Grantees:	Employee Participants

Number of underlying Shares pursuant to the RSUs granted:	2,232,965 Shares

Number of new ADSs to be acquired upon vesting of the RSUs granted:	446,593 ADSs

Purchase price of the RSUs granted:	Nil

Closing price of the ADSs on the Date of Grant:	US$13.81 per ADS (approximately HK$21.58 per Share)

Vesting period:	Subject to the Grantee’s continued employment relationship with the Group on the vesting dates, the RSUs granted shall vest as follows:

Replacement RSUs I: 100% shall vest on the Date of Grant, provided that such vested RSUs and/or the underlying Shares and ADSs shall be subject to a 12-month lock-up period starting from the Date of Grant, during which no RSUs, the underlying Shares and ADSs and/or any interests thereof shall be assigned, transferred, or otherwise disposed of by the Grantee.

Replacement RSUs II:

(i)	one-third (1/3) shall vest on the Date of Grant; and

(ii)	two-third (2/3) shall vest in 30 equal monthly installments (with each installment vesting at the end of each month) following the Date of Grant.

Replacement RSUs III:

(i)	25% shall vest on the first anniversary of the Date of Grant; and

(ii)	75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the Date of Grant.

According to the 2022 Share Incentive Plan, the Committee, in its sole discretion, shall determine the time or times when awards may vest. The vesting period for part of the Replacement RSUs granted to the Employee Participants is shorter than 12 months because such grants have a mixed vesting schedule and/or are subject to a total vesting and holding period of more than 12 months, which is permitted by the 2022 Share Incentive Plan.

With respect to the RSUs granted to the Directors and senior management of the Company, the Compensation Committee is of the view that such shorter vesting period is appropriate considering that such grants of the RSUs are in consideration of the cancellation of the Previously Granted Options, which were in recognition of their past contribution to the Group.

Performance target(s) and/or clawback mechanism:	There are no performance targets attached to the grant of RSUs.
If the Committee determines that a Grantee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries; (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries; or (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries, the Committee may cause such Grantee to forfeit his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment or service terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

With respect to the RSUs granted to the Directors and senior management of the Company, the Compensation Committee is of the view that such grants without performance target are reasonable, appropriate and align with the purpose of the 2022 Share Incentive Plan considering that (i) the grants of RSUs are for recognition of their past contribution and enable them to benefit from the business success they helped to create; (ii) the grants of RSUs are in consideration of the cancellation of the Previously Granted Options and there was no performance target attached to such Previously Granted Options, consistent with the Company’s customary practice; and (iii) the vesting period attached will ensure that the Grantees’ and the Group’s long-term interests are aligned and that the Grantees are motivated to continue contributing towards the Group’s development. Notwithstanding the foregoing, and in alignment with good practices and requirements under the Hong Kong Listing Rules, the Compensation Committee has recommended the Committee to consider setting performance targets associated with the awards to be granted to Directors and senior management of the Company in the future, taking into account the circumstances of each future grant.

The grant of RSUs is subject to the terms and conditions of the 2022 Share Incentive Plan and form of award agreement covering the grants.

RESTRICTED SHARE UNITS GRANTED TO DIRECTORS AND SENIOR MANAGEMENT

Among the above RSUs granted, 56,618 RSUs were granted to Directors and senior managers of the Company with details as follows:

Name/Category of Grantees	Position(s) held with the Company	Number of RSUs granted
Director
Ms. Jingbo Wang	Chairwoman of the Board	13,234
Mr. Zhe Yin	Director and chief executive offer	21,883
Ms. Chia-Yue Chang	Non-executive Director	12,784

Senior management		8,717

Total		56,618

REASONS FOR AND BENEFITS OF THE CANCELLATION OF SHARE OPTIONS AND THE GRANT OF RESTRICTED SHARE UNITS

In view of the exercise prices of the Previously Granted Options, the Board considers that the cancellation of the Previously Granted Options and the grant of RSUs to relevant Grantees through the aforesaid mechanism will serve as a strong incentive for the retention of key employees, encouraging their ongoing commitment to contribute to the operational growth and development of the Group in the foreseeable future. Furthermore, by offering such number of RSUs which represent approximately one-third to the number of Previously Granted Options to be cancelled held by the Grantees, the Company is in a position to offer the Grantees comparable rewards while mitigating the dilution effect on existing Shareholders as of the Date of Grant to approximately 0.70% upon vesting of the Replacement RSUs compared to approximately 2.09% upon exercise of the Previously Granted Options. In addition, with the cancellation of the Previously Granted Options, the grant of RSUs with new vesting periods commencing from the Date of Grant in turn serves to further motivate the relevant Grantees to stay with the Group for an extended period of time.

HONG KONG LISTING RULES IMPLICATIONS

Grant of RSUs to the Directors, namely Ms. Jingbo Wang, Mr. Zhe Yin and Ms. Chia-Yue Chang as mentioned above has been approved by the independent non-executive Directors pursuant to Rule 17.04(1) of the Hong Kong Listing Rules.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Grantees above is (i) a Director, or a chief executive, or a substantial shareholder of the Company, or an associate of any of them save as disclosed in this announcement; (ii) a Director, or a chief executive, or an associate of any of them with awards (excluding Options) granted and to be granted exceeding 0.1% of the total issued Shares in the 12-month period up to and including the Date of Grant; (iii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iv) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued Shares in the 12-month period up to and including the Date of Grant.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As of the date of this announcement and following the cancellation of the Previously Granted Options and the grant of RSUs, 27,467,035 underlying Shares will be available for future grants under the Scheme Mandate Limit, among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

DEFINITIONS

“2010 Share Incentive Plan”	the 2010 share incentive plan as amended and initially filed with the SEC on October 27, 2010, which has been terminated upon the effective of the 2017 Share Incentive Plan

“2017 Share Incentive Plan”	the 2017 share incentive plan adopted on December 29, 2017 and filed with the SEC on December 29, 2017, which has been terminated upon the effective of the 2022 Share Incentive Plan

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADSs”	American Depositary Shares (one ADS representing five Share)

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“award(s)”	award(s) in the form of Option, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the Share Incentive Plan(s)

“Board”	the board of the Directors

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)” and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 6686) and the New York Stock Exchange (Ticker Symbol: NOAH)

“Compensation Committee”	the compensation committee of the Company

“Date of Grant”	December 29, 2023 (U.S. Eastern Time)

“Director(s)”	the director(s) of the Company

“Employee Participant(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Grantee(s)”	the eligible participant(s) of the Group who were granted awards under the relevant Share Incentive Plan(s)

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Option(s)”	share option(s) entitling the Grantee(s) to subscribe for or purchase a specified number of Shares (including in the form of ADSs) upon payment of the exercise price which are granted pursuant to the Share Incentive Plan(s)

“related entity participant”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“RSU(s)”	restricted share unit(s) entitling the Grantee(s) to acquire Shares subject to the satisfaction of specified vesting condition which are granted pursuant to the Share Incentive Plan(s)

“Scheme Mandate Limit”	the limit on grant(s) of award(s) over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 30,000,000 Shares

“SEC”	the United States Securities and Exchange Commission

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit for award(s) over new Shares under all share schemes of the Company granted to the service providers, which shall not exceed 600,000 Shares

“Share Incentive Plan(s)”	the share incentive plan(s) of the Company, which refer to the 2010 Share Incentive Plan, the 2017 Share Incentive Plan, or the 2022 Share Incentive Plan, individually or collectively as applicable based on the context

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“U.S.”	the United States

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8135. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, January 2, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non- executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.